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                              May 23, 2022

       George Archos
       Chief Executive Officer
       Verano Holdings Corp.
       415 North Dearborn Street, 4th Floor
       Chicago, IL 60654

                                                        Re: Verano Holdings
Corp.
                                                            Registration
Statement on Form 10-12G
                                                            Filed April 26,
2022
                                                            File No. 000-56342

       Dear Mr. Archos:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G filed April 26, 2022

       Item 1: Business
       Overview, page 1

   1. We note your statements here and throughout that you are a "leading" vertically-integrated multi-state cannabis
operator in the United States. Please revise your disclosure to provide the basis for this
claim.
   2. Please revise your disclosure in this subsection to briefly discuss whether adult-use
                                                        (recreational) sales
have been material to your business. In your revisions, please describe the extent to which
your revenues are attributable to adult-use as compared to medical-
                                                        use.
 George Archos
FirstName  LastNameGeorge Archos
Verano Holdings Corp.
Comapany
May        NameVerano Holdings Corp.
     23, 2022
May 23,
Page 2 2022 Page 2
FirstName LastName
History of the Company, page 2

3. Please revise this section to reflect your disclosure on page 32 indicating that because you will be a holding company with no operations of your own, you will be dependent on your subsidiaries for cash. Please also disclose any restrictions or other factors that could inhibit your subsidiaries' ability to pay dividends or make other distributions to your company.
4. Please revise to include a brief discussion of the differences between the Proportionate
         Voting Shares and Subordinate Voting Shares in this section.
Our Strategy, page 7

5. We note your statement that the Company aims for a "first-mover advantage" in entering new markets. Please revise your disclosure to clarify what is meant by this term. If you intend to convey a belief that your products or businesses utilize a novel approach, you may discuss how your approach differs from those used by competitors or that you are not aware of competitors using a similar approach.
6. We note your statement that you have a network encompassing a market of nearly 150 million adult Americans in 15 states. Please revise your disclosure to state the basis for this claim regarding your network. In light of your disclosure on page 23 indicating that you have operations in 13 states, please also tell us why it is appropriate for you to include states where you do not have active operations in this figure.
State and Local Licenses and Permits, page 17

7. Please revise your disclosure in this section to clearly state whether all required state and local licenses and permits are held by the company and active. To the extent they are not, please describe.
Envronmental, page 24

8. We note your statements regarding your identification of emerging agricultural practices that promote environmental sustainability. Please revise your disclosure to state whether you have created or adopted a comprehensive cultivation plan of the type described in this section. To the extent you have created or adopted such a plan, please describe (i) your progress to date pursuant to the plan and (ii) how you monitor and maintain compliance with the plan.
Implications of Being an Emerging Growth Company, page 26

9. It is unclear from your disclosures here and throughout filing if you are delaying the adoption of certain accounting standards until those standards would otherwise apply to private companies. Please revise your disclosure to provide disclosure about your intent to rely on the extended transition period.
 George Archos
FirstName  LastNameGeorge Archos
Verano Holdings Corp.
Comapany
May        NameVerano Holdings Corp.
     23, 2022
May 23,
Page 3 2022 Page 3
FirstName LastName
Item 1A. Risk Factors
The Company relies on third-party suppliers..., page 35

10. We note your disclosure regarding the company's dependence on third-party suppliers, manufacturers and contractors. Please disclose the location of such third parties and whether such locations pose any specific, material risks to operations, which may in turn impact their ability to provide services to the company.
Our shareholders are subject to extensive governmental regulation and, if a shareholder is found unsuitable..., page 42

11. Please revise this risk factor to disclose how the redemption price will be calculated if you are required to redeem a shareholder's securities.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Selected Results of Operations, page 53

12. Please revise your discussion of revenues throughout this section to discuss, and where possible quantify, the changes in your revenues resulting from changes in prices, changes in volume or a combination of both items. Please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 33-8350.
Item 2. Financial Information
Liquidity, Financing Activities and Capital Resources, page 61

13. Please revise this section to discuss the material terms of your indebtedness. In your revisions, please disclose the aggregate principal amount outstanding, applicable interest rate(s), interest payments made in recent periods, assets securing your indebtedness, associated covenants and maturity date(s).
Liquidity, Financing Activities, and Capital Resources, page 61

14. For each entity and for each period presented, please explain material financial statement variances that impacted liquidity i.e. receivables, inventories, and debt and equity issuances. See Section 501.03 of the Financial Reporting Codification.
Item 10. Recent Sales of Unregistered Securities, page 86

15. We note your statement that you have provided information regarding unregistered sales of securities by the Company from its inception "through December 31, 2021." Please note that information must be provided for the prior three years from the date of the registration statement. For guidance, please refer to Item 701 of Regulation S-K
         (incorporated into Form 10).
Note 9. Acquisitions , page F-34

16. Please revise your disclosures here and on pages F-35 through F-41 related to the
 George Archos
FirstName  LastNameGeorge Archos
Verano Holdings Corp.
Comapany
May        NameVerano Holdings Corp.
     23, 2022
May 23,
Page 4 2022 Page 4
FirstName LastName
         businesses acquired, including the AME merger, to provide the following information:
             Provide how you valued the specific assets and liabilities acquired;
             Describe how you valued the stock issued as part of the consideration, as applicable, for each acquisition;
             More fully explain to us how you determined the fair values of the intangible assets you acquired and separately identify the amount of goodwill acquired; and
             Please tell us your consideration of the disclosure guidance in ASC 805-10-50-2(h).
             If disclosure of any of the information is impracticable, you should disclose that fact and explain why the disclosures are impracticable.
         Refer to the guidance in ASC 805-10-50 and 10-55.

17. Please provide to us your significance calculations under Rule 3-05 of Regulation S-X for each entity acquired that is described on pages F-35 through F-41. To the extent that separate financial statements are required to be included under Rule 3-05 of Regulation S-
         X, please revise to include pro forma financial statements under
Article 11 of Regulation
         S-X. Please note that this comment also applies to the acquisitions described on pages 4 and 5 that have occurred or are probable occurring after December 31, 2021.
18. We note that the AME Merger meets the significance calculations under Rule 3-05 of
         Regulation S-X and that you provided these financial statements starting on page F-58.
         As such, please also revise your filing to provide a pro forma statement of operations for the year ended December 31, 2021. Please refer to Article 11 of Regulation S-X.
Note 10. Variable Interest Entities , page F-55

19. Please expand your disclosures to provide the information required by FASB ASC 810-
         10-50-3 and 5A, with regard to material interests held in consolidated VIEs, as necessary to satisfy the objectives set forth in FASB ASC 810-10-50-2AA. For example, the disclosures should include the following information to the extent applicable:
             the methodology applied in determining that the company is the primary beneficiary, including judgments and assumptions made, and the types of involvements considered to be significant;
             the type and amounts of any support provided during the periods presented and the reasons;
             qualitative and quantitative information about the company's involvement with the
              VIEs, including the nature, purpose, size, activities of, and the manner of financing, the VIEs; and
             the nature of restrictions on VIE assets.
Independent Auditor's Report, page F-60

20. We note multiple deficiencies in the audit reports provided by Hill, Barth & King LLC included here and on pages F-83 through F-84. These deficiencies include, but are not limited to, that the reports are not dated and do comply with Illustration 1 of AICPA AU-
         C Section 700. Please amend the filing to provide compliant audit reports in all respects
 George Archos
Verano Holdings Corp.
May 23, 2022
Page 5
      in your next amendment.
Independent Auditor's Report, page F-110

21. We note that the first sentence within the first paragraph is incomplete. Please amend your filing to include an audit report that complies with Illustration 1 of AICPA AU-C Section
      700.
Exhibits

22.   In the header to Exhibit 10.2 you state    Certain confidential portions
of this exhibit have
      been omitted and replaced with    [***]   . Such identified information
has been excluded
      from this exhibit because it (i) is not material and (ii) would likely cause competitive harm
      to the company if disclosed.    However, no asterisks appear in the
exhibit. Please
      reconcile.
General

23. Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before the effectiveness date you should consider withdrawing the Form 10 registration statement to prevent it from becoming effective and, as applicable, file a new
      Form 10 registration at such time as you are able to respond to any remaining issues or comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tara Harkins at 202-551-3639 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Alan Campbell at 202-551-4224 with any other questions.



                                                             Sincerely,
FirstName LastNameGeorge Archos
                                                             Division of
Corporation Finance
Comapany NameVerano Holdings Corp.
                                                             Office of Life
Sciences
May 23, 2022 Page 5
cc:       Tom Hughes, Esq.
FirstName LastName